UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 12, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2016 annual general meeting (“AGM”) of 中國東 方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓 四季廳), No. 368 Yingbin (1) Road, Shanghai, the People’s Republic of China (“PRC”) at 9:00 a.m. on Wednesday, 28 June 2017, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions:

1.	Ordinary Resolution: “THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2016.”

2.	Ordinary Resolution: “THAT, to consider and approve the report of the supervisory committee of the Company (the “Supervisory Committee”) for the year 2016.”

3.	Ordinary Resolution: “THAT, to consider and approve the financial reports of the Company for the year 2016.”

4.	Ordinary Resolution: “THAT, to consider and approve the Company’s profit distribution proposal for the year 2016.” (Note 1)

5.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the Company’s appointment of the PRC domestic auditors and international auditors for financial reporting for the year 2017, and to authorise the Board to determine their remuneration.”

6.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the Company’s appointment of the auditors for internal control for the year 2017, and to authorise the Board to determine their remuneration.”

7.	Special Resolution: “THAT, to consider and approve the resolution on granting of a general mandate to the Board to issue bonds:

It was agreed that the Board may issue debt instruments in one tranche or multiple tranches, within the cap amount of issuance stipulated under applicable laws, subject to the general and unconditional mandate to be obtained at the general meeting:

(a)	Type of debt instruments: Including, but not limited to, debt instruments such as corporate bonds, super short-term commercial paper, short-term commercial paper, mid-term notes, offshore bonds in Renminbi or US dollar and other currencies, and asset-backed securities. However, bonds to be issued and/or debt instruments to be issued under this mandate shall not include bonds which are convertible into shares of the Company.

(b)	Issuer: The Company and/or its wholly or non-wholly owned subsidiaries. The exact issuer shall be determined by the Board based on the needs in the particular issuance.

(c)	Issue size: Debt instruments shall be issued under this mandate within the cap amount of bond issuance stipulated under applicable laws, subject to the outstanding amount of each type of debt instrument. The actual size of issue shall be determined by the Board based on funding requirements and market conditions.

(d)	Maturity and class of issue: Not more than 15 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. The actual composition of maturity and the size of each class of the bonds shall be determined by the Board based on the relevant requirements and market conditions.

(e)	Use of fundraising proceeds: It is expected that the fundraising proceeds from such issuance shall be used for purposes in compliance with laws and regulations, including the fulfillment of production and operation needs of the Company, adjustment of debt structure, the supplementing of working funds and/or project investment. Details of the use of proceeds shall be determined by the Board based on funding requirements.

(f)	Valid term of the mandate: One year from the date of approval of this resolution at a general meeting of the Company.

If the Board and/or its delegate(s) has decided to proceed with issuance(s) within the valid term of the mandate, and the Company has obtained issuance approval, permission or registration from regulatory bodies within the valid term of the mandate, the Company may complete the relevant issuance within the valid term confirmed under any of such approval, permission or registration.

(g)	Authorization to be granted to the Board

It is proposed at the general meeting that an authorization be granted generally and unconditionally to the Board, based on the specific needs of the Company and other market conditions:

(i)	To determine the issuer, type, specific class, specific terms, conditions and other matters, including but not limited to the actual issue size, the actual total amount, currency, issue price, interest rates or the formula for determining the interest rates, place of issuance, timing of the issue, maturity, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, rating arrangements, guarantees, due dates for principal and interest payments, use of proceeds, underwriting arrangements and all matters relating to each issue.

(ii)	T o take all such acts and steps as considered to be necessary and incidental to each issuance, including but not limited to the engagement of intermediary(ies) to represent the Company in application to relevant regulatory bodies for approval, registration, filing etc. in relation to issuance, sign all necessary legal documents for issuance, and handle other matters in relation to issuance, arrangement of principal and interest payments within the duration of the bonds, and trading and listing.

(iii)	To approve, confirm and ratify the acts and steps stated above taken in connection with any issuance.

(iv)	To make corresponding adjustments to the detailed plan of issue of the bonds and other relevant matters within the scope of the mandate to be granted to the Board in accordance with opinions of regulatory authorities or the existing market conditions, in the event of any changes in the policy of regulatory authorities on issue of bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re-voting at the general meeting under relevant laws, regulations and the articles of association of China Eastern Airlines Corporation Limited.

(v)	To determine and handle, upon completion of the issuance, matters in relation to the listing of the debt instruments which have been issued.

(vi)	To approve, sign and distribute announcements and circulars in relation to issuance and disclose relevant information, pursuant to the governing rules applicable at the place of listing of the Company.

(vii)	To adjust the currency structure and interest rate structure of the bonds based on the market conditions within the duration of the bonds.

(viii)	To grant authorization in relation to the above matters to such other persons as the Board considers appropriate.

8.	Special Resolution: “THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:

(a)	the Board be and is hereby granted an unconditional general mandate and permitted to further delegate such mandate to the management of the Company, to proceed with the matters associated with the issuance of shares of the Company in its sole discretion and according to the specific needs of the Company, other market conditions and the following conditions during the Relevant Period (as hereafter defined), subject to the following conditions:

(i)	the Company has obtained the approval from the Board to issue, allot or dispose of, either separately or concurrently, or to issue, allot or dispose of, either separately or concurrently, conditionally or unconditionally, the domestic shares (“A Shares”) and the overseas listed foreign shares (“H Shares”) with the respective numbers of A Shares and H Shares being not more than 20% of the respective number of the issued A shares and H shares of the Company as at the date of approval and passing of this resolution at the general meeting, and subject to the conditions set out in (ii) below, the Board may, within the given limits, determine the numbers of A Shares and/or H Shares to be issued allotted or disposed of;

(ii)	the Board has approved, executed, amended and made or procured to execute make and amend all documents, deeds and matters as it may consider necessary in connection with the issuance, allotment or disposal of any A Shares and/or H Shares pursuant to the exercise of the abovementioned general mandate; and

(iii)	the Board will only exercise such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and the Company will complete such issuance only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b)	for the purposes of this special resolution, the general mandate shall not extend beyond the Relevant Period save that if the Board during the Relevant Period makes the issuance resolutions, such issuance may complete beyond the Relevant Period after obtaining all necessary approvals from the relevant PRC government authorities by the Company which may take longer than the Relevant Period. “Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution;

(ii)	the expiration of a 12-month period following the passing of this special resolution; and

(iii)	t h e date on which the general mandate granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company at a general meeting.

(c)	Conditional upon the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of shares authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete the formalities required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.

9.	Special Resolution: “THAT, to consider and approve the resolution on amendments to Certain Articles of the Articles of Association of the Company:

The original Article 1 of the Articles of Association is as follows:

‘The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State.

The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No.140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business licence from China’s State Administration for Industry and Commerce on April 14, 1995. The number of the Company’s business licence is:

10001767-8.

As the Company changed its legal representative on February 11, 2009, it also replaced its business license. Its business license number is: 310000400111686 (Airport).

The promoter of the Company is: China Eastern Air Holding Company.’ Article 1 of the Articles of Association shall be amended as follows:

‘The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State.

The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No.140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business licence from China’s State Administration for Industry and Commerce on April 14, 1995. On February 8, 2017, the Company completed the “Combination of Three Licenses into One” procedures for its business license, organisation code certificate and tax registration certificate. The unified social credit code of the business license of the Company after the integration is 913100007416029816.

The promoter of the Company is: China Eastern Air Holding Company’ The original Article 72 of the Articles of Association is as follows:

‘Each matter up for consideration at a Shareholders’ general meeting shall be voted upon at such Shareholders’ general meeting.

A shareholder (including proxy), when voting at a Shareholders’ general meeting, may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.’

Article 72 of the Articles of Association shall be amended as follows:

‘Each matter up for consideration at a Shareholders’ general meeting shall be voted upon at such Shareholders’ general meeting.

A shareholder (including proxy), when voting at a Shareholders’ general meeting, may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

For material issues to be decided in general meetings of the Company that would affect the interests of its small and medium sized investors, the votes by the small and medium sized investors shall be counted separately. The result of such separate vote counting shall be disclosed publicly in a timely manner.

The Board of the Company, Independent Directors and those Shareholders who have met the relevant requirements may openly may openly collect voting rights from the Company’s shareholders. While collecting votes of the Shareholders, sufficient disclosure of information such as the specific voting preference shall be made to the Shareholders from whom voting rights are being collected. No consideration or other form of de facto consideration shall be involved in the collection of voting rights from the Shareholders. The Company shall not impose any limitation related to minimum shareholdings on the collection of voting rights.’”

10.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the amendments to certain rules of the rules of procedures for general meeting of the Company:

The original Rule 48 of the rules of procedures for general meeting is as follows:

‘A shareholder (including proxy), when voting at a Shareholders’ general meeting, may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.’

Rule 48 of the rules of procedures for general meeting shall be amended as follows:

‘A shareholder (including proxy), when voting at a Shareholders’ general meeting, may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

For material issues to be decided in general meetings of the Company that would affect the interests of its small and medium sized investors, the votes by the small and medium sized investors shall be counted separately. The result of such separate vote counting shall be disclosed publicly in a timely manner.

The Board of the Company, Independent Directors and those Shareholders who have met the relevant requirements may openly collect voting rights from the Company’s Shareholders. While collecting votes of the Shareholders, sufficient disclosure of information such as the specific voting preference shall be made to the Shareholders from whom voting rights are being collected. No consideration or other form of de facto consideration shall be involved in the collection of voting rights from the Shareholders. The Company shall not impose any limitation related to minimum shareholdings on the collection of voting rights.’”

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary

Shanghai, the PRC
12 May 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

*	for identification purposes only

Notes:

1.	Profit distribution proposal for the year ended 31 December 2016

The Board recommends to distribute a dividend of RMB0.049 per share (tax inclusive) in cash for the year ended 2016, with the total amount to be distributed in cash at approximately RMB708.9 million (tax inclusive), calculated based on the Company’s current total share capital of 14,467,585,682 shares.

If the resolution numbered 4 is considered and approved at annual general meeting, the Company plans to distribute on 10 August 2017 profit for the year 2016 to all holders of H Shares whose names appear on the register of the Company maintained by Hong Kong Registrars Limited as at 10 July 2017 and all holders of A Shares whose names appear on the register of members of the Company, as maintained by China Securities Depository and Clearing Corporation Limited as at the close of trading hours of the Shanghai Stock Exchange on 9 August 2017. For details of profit distribution proposal of the Company for the year 2016, please refer to the relevant announcement published by the Company subsequently.

In order to determine the holders of H Shares who are entitled to receive the annual profit for the year 2016, the register of holders of H Shares of the Company will be closed from 5 July 2017 to 10 July 2017 (both days inclusive). In order to be entitled to receive the annual profit for the year 2016 (if approved), holders of H Shares of the Company whose transfers have not been registered must lodge the transfer documents and the relevant share certificates at the Company’s H share registrar, Hong Kong Registrars Limited no later than 4:30 p.m. on 4 July 2017.

2.	Persons entitled to attend the AGM

Persons who hold H shares of the Company and are registered as holders of the H shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on 26 May 2017 will be entitled to attend the AGM upon completion of the necessary registration procedures. Notice will be made to the holders of the A shares of the Company separately.

3.	Registration procedures for attending the AGM

(1)	Holders of the H shares of the Company shall deliver their written replies for attending the AGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the place of business of the Board Secretarial Office of the Company located at Room 307, China Eastern Airlines Building No. 1 (Next to Terminal One of Shanghai Hongqiao International Airport), 92 Konggang 3rd Road, Changning District, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) from 9:00 a.m. to 4:00 p.m. on 8 June 2017 (if by facsimile) or between 1 June 2017 to 8 June 2017 (if by post). If proxies are appointed by Shareholders to attend the AGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

4.	Appointing proxies

(1)	Shareholders who have the right to attend and vote at the AGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)	The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar not less than 24 hours before the time scheduled for the holding of the AGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

5.	Duration of the AGM

The AGM is expected to last for half a day. Shareholders or their proxies attending the AGM shall be responsible for their own accommodation and travel expenses.

6.	Closure of books

The H share register of members of the Company will be closed from 29 May 2017 to 28 June 2017, both days inclusive, during which period no transfer of the H shares will be effected. Where applicable, holders of the H shares of the Company intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on 26 May 2017.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

7.	Abstention from voting

No person is required to abstain from voting in respect of any of the resolutions set out in the notice.

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